Exhibit 99.2

TRILLION ENERGY INTERNATIONAL INC.

MANAGEMENT DISCUSSION & ANALYSIS

For the three and six months ended June 30, 2024 and 2023

(Stated in United States dollars)

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TABLE OF CONTENTS

Caution Regarding Forward-Looking Statements	3
Management’s Responsibility for Financial Statements	4
Overview	4
Overall Performance	6
Results of Operations	7
Reconciliation of Use of Proceeds from Financing Activities:	8
Summary of Quarterly Results	9
Liquidity and Capital Resources	10
Transactions with Related Parties	12
Risk Management	13
Off-Balance Sheet Arrangements	14
Disclosure of Outstanding Share Data	15
Critical Accounting Policies and Estimates	16
Commitments and Contingencies	20
Subsequent Events	20

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TRILLION ENERGY INTERNATIONAL INC.

MANAGEMENT DISCUSSION & ANALYSIS

For the three and six months ended June 30, 2024 and 2023

(Expressed in United States Dollars)

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to provide readers of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity, and certain other factors that may affect our future results. This MD&A was prepared effective August 28, 2024.

Our MD&A should be read in conjunction with our unaudited condensed interim consolidated financial statements of Trillion Energy International Inc., (“Trillion Energy”, the “Company”, “we”, and “our”) and the related notes thereto for the three and six months ended June 30, 2024 and 2023, and the restated audited consolidated financial statements for the years ended December 31, 2023 and 2022 and the related notes thereto. Unless otherwise noted, all currency amounts are in US dollars.

The unaudited condensed interim consolidated financial statements for the quarter ended June 30, 2024, are prepared in accordance with IFRS.

Caution Regarding Forward-Looking Statements

Certain statements in this report are forward-looking statements which reflect management’s expectations regarding future growth, results of operations, performance, business prospects and opportunities, the Company’s ability to meet financial commitments and its ability to raise funds when required. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance, or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date of this report. These assumptions, which include management’s current expectations, the global economic environment, and the Company’s ability to manage its operating costs, may prove to be incorrect. Several risks and uncertainties could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Actual performance, achievement or other realities could differ materially from those expressed in, or implied by, any forward-looking statements or information in this MD&A and, accordingly, investors should not place undue reliance on any such forward-looking statements or information. Further, any forward-looking statement or information speaks only as of the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statements or information to reflect information, events, results, circumstances, realities or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws. All forward-looking statements and information contained in this MD&A and other documents of the Company are qualified by such cautionary statements. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statements.

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In addition, forward-looking statements, and information herein, including financial information, is based on certain assumptions relating to the business and operations of the Company. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements and forward-looking information in this MD&A, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements and information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information contained in this MD&A.

Management’s Responsibility for Financial Statements

The information provided in this MD&A, including the restated audited consolidated financial statements and the unaudited condensed interim financial statements, are the responsibility of management. In the preparation of these consolidated financial statements, estimates are sometimes necessary to make a determination of the future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying condensed interim consolidated financial statements. Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Overview

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company with operations primarily in Turkiye. The Company’s shares trade on the Canadian Securities Exchange under the symbol “TCF” where it was added to the CSE 25 Index. The Company also trades on the OTCQB under the symbol “TRLEF” and the Frankfurt exchange under the symbol Z620. A class of the Company’s warrants trade on the CSE under the symbol TCF.WT.

The Company is focused on oil and gas exploration in Turkiye. The Company completed six successful development gas wells at its conventional natural gas project, the SASB gas field located in the Black Sea, Turkiye, where it has initiated a multi-well development program. Trillion has a 49% interest in the SASB gas field. In addition, the Company produces oil from the Cendere field in Turkiye, a long-term low decline oil field where it holds a 19.6% (except three wells with 9.8%) interest.

Strategic Focus

Trillion’s strategy is to increase production and reserves at its 12,385 hectare SASB natural gas field and capitalize on high regional gas prices to generate cash flow and build shareholder value through a multi-well drilling program.

After drilling five successful long reach directional wells and one re-completion at SASB, Trillion will continue to perform several new perforations of existing wells and install velocity string production tubing, pumps, gas lift to optimize production and reduce well downtime. Trillion is currently undertaking work programs to optimize production and reduce downtime on the SASB Field to ensure all 6 previously drilled and completed wells are able to produce concurrently and with less than 90% downtime on a managed basis. During July 2024, the Company completed all remaining perforation of wells and is in the process of obtaining approvals and operatorship for installing velocity strings on six wells from its partner in the field, which it expects to receive imminently.

For the 2024-2025 SASB drilling program, several gas pools which may be drilled by sidetrack well extensions have been located and the Company is revising engineering to reduce drilling costs at this time. New re-processing of 3D seismic is expected to be completed during 2024. The new 3D seismic re-processing is expected to define stratigraphic exploration targets as well as to delineate reserves in structural traps.

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Developments of the Business

Financings and stock consolidations - On September 15, 2023 the Company announced a Consolidation of its shares on a 5 to 1 basis, therefore 5 pre-consolidation shares was equivalent to 1 post consolidation share. On that date 389,677,325 shares were outstanding and following the consolidation 77,935,465 shares were outstanding. On November 28, 2023, the Company announced a closing for a CAD$10.8 million public offering. Proceeds (net of costs and commissions) were for further development of the SASB field; payment of certain debts related to the drilling programme and general working capital. During the six months ended June 30, 2024, the company successfully completed the sale of 24,697,863 units at CAD$0.09 per unit, and raised an aggregate of gross proceeds of CAD$2,222,808 (USD$1,627,796) in the Offering. The Company has also issued an aggregate of 5,551,257 units and 6,175,852 Shares in settlement of debt and obligations to issue shares owed by the Company in the aggregate amount of $1,160,489. Each unit comprises of one common share and one share purchase warrant, exercisable for 2 years at CAD$0.18.

Development of SASB Gas Field - Trillion Energy International Inc. an oil and gas producer in Europe. The Company’s current focus is on increasing conventional natural gas production at its SASB field located in the Black Sea, Turkey where it has initiated a multi-well development drilling program “the SASB Development Program”.

The six well SASB program completed in August 2023, with five new wells and the recompletion of one historical well. The wells were completed with 4 ½ inch casing, however, this has caused water loading issues to occur. To address the water loading issues, the Company is recompleting the wells by installing 2 3/8 inch tubing which is expected to mitigate the water loading issues to reduce downtime and stabilizing production.

Prior to installing the velocity string tubing, the company determined that additional pay zones were available to complete on four wells, specifically Guluc-2, South Akcakoca, West Akcakoca, and Akk-3. A perforation program was therefore commenced and was completed during July 2024, resulting in almost 40m pay being perforated. As a result of the perforation program, production was boosted from three of the four wells, and the fourth well Akk-3 experienced delayed pressure build up. The Company expects to try to produce from Akk-3 in September 2024, failing that, production will occur after the velocity strings are installed, which is expected in September 2024.

In December 2023 the Company announced completion of its 3D seismic reprocessing of the SASB field which is now being interpreted where the results are expected to be achieved in October or November 2024. The results will determine new exploration work programs in and around the SASB block. Such new processing is expected to improve the resolution of the data, define new exploration targets and delineate new reserves and resources on SASB.

Reserve report for SASB -The Company obtained a third-party report update to its natural gas reserves effective December 31, 2023 “the Update Report” released in April 2024, which estimated the Company’s proved and probable conventional natural gas reserves to have increased to 63.7 BCF compared 48.6 BCF as at December 31 2022. The below table summarizes the reserves estimates contained in the Update Report together with comparative figures:

	Conventional
	Natural Gas
	(Bcf)	(Bcf)
	Dec. 31	Dec. 31%
	2023*	2022*	Change
Proved
Producing	1.44	2.7	-46.46%
Developed Non-Producing	9.56	0.0	-
Undeveloped	.9.53	8.8	7.4%
Total Proved	20.53	11.6	76.98%
Total Probable	43.17	37.1	16,36%
Total Proved Plus Probable	63.70	48.6	31.07%
Total Possible	46.68	35.7	30.75%
Total PPP	110.38	84.3	30.84%

* Trillion 49% interest, before income taxes and royalties

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The Company’s reserves were evaluated by GLJ, Ltd. (“GLJ”), in accordance with the definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter) (“COGEH”) and National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and are based on the Company’s reserves as evaluated by GLJ in their report with an effective date of December 31, 2023 (the “Reserve Report”). GLJ is an independent qualified reserves evaluator as defined in NI 51-101. Additional reserves information as required under NI 51-101 is included in the Company’s statement of reserves data and other oil and gas information on Form 51-101F1 filed on SEDAR 25 April 2024.

Turkey

The Company operates in Turkey, where it owns two production assets; an interest in the producing Cendere oil field (“Cendere”) and a natural gas field located in the South Akcakoca Sub-Basin (“SASB” or the “SASB Gas Field”).

Cendere

The Company has a 19.6% interest in the Cendere oil field located in Southeast Turkey all except certain wells. At June 30, 2024, the gross oil production rate for the producing wells in Cendere was 537 bbls/day (barrels per day); the average daily 2023 Q2 gross production rate for the field was 570 bbls/day. At the end of June 2024, oil was sold at a price of approximately US$89 per barrel (“bbl”).At June 30, 2024, the Cendere field was producing 102 barrels of oil per day net to the Company; and averaged 102 barrels per day during 2024 Q1 net to the Company. On October 13, 2022, the joint production lease the Company holds in the region was extended to July 6, 2031.

SASB

The Company’s interest in SASB is 49%. SASB has several natural gas fields, four production platforms plus 18 kilometers of subsea pipelines connecting the gas fields to an onshore gas processing facility. SASB is located off the North West coast of Turkey in the Black Sea. Total gross production to date from the four fields is over 43 billion cubic feet (“Bcf”).

Overall Performance

Revenues significantly decreased for the six months ended June 30, 2024 compared to the six months ended June 30, 2023 as a result of the water logging issues and reduced commodity prices. During the six months ended June 30, 2024, the Company recognized net income of $1,669,604 compared to a net income of $47,154 during the six months ended June 30, 2023. The change is primarily due to the net monetary gain of $12,047,221 recorded for the six months ended June 30, 2024 compared to a net monetary gain of $6,188,247 for the six months ended June 30, 2023. The net monetary gain is a result of Turkey being designated a hyper-inflationary economy as of April 1, 2022 for accounting purposes

The Company’s cash flow for the six months ended June 30, 2024 yielded a net decrease of cash for $940,178, despite net cash generated from financing activities of $1,495,876, primarily due to the reduced revenues from Gas Production.

The Company’s oil and gas assets increased primarily as a result of the impact of hyperinflation during the six months ended June 30, 2024 (there was a 25% increase in the consumer price index published by the Turkish Statistical Institute). In addition, the Company continued to invest into operations. The Company also reduced its operating costs during the Quarter.

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The following tables sets forth selected financial information for the Company for the six-month period ended June 30, 2024 and 2023 and should be read in conjunction with the Company’s condensed consolidated interim financial statements and related notes thereto for such periods.

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are expressed in United States dollars.

Results of Operations

Six months ended June 30, 2024 compared to the six months ended June 30, 2023

The net income for the six months ended June 30, 2024 increased by $1,622,450 to $1,669,604 compared to the net income of $47,154 recognized during the six months ended June 30, 2023. Revenue was significantly lower than expected due to water loading of the SASB gas wells, which the Company expects to resolve in the third quarter of 2024.

Factors contributing to the net income (loss) for the six-month periods included the following:

Revenue

Revenues decreased by $9,397,537 from $11,962,601 for the six months ended June 30, 2023 to $2,565,064 for the six months ended June 30, 2024. The decrease is primarily due to a decline in the natural gas revenues due to reduced production from SASB gas field due to water loading issues causing several of the wells to temporary go offline, and significant gas price decreases compared to the prior period. During the first two quarters of 2023, gas prices were at a historic high, and gas prices although strong currently, have decreased from the highs achieved during the European gas crisis after the war in Ukraine started and Russian gas was cut off from Europe.

Expenses

For the six months ended June 30, 2024, the Company incurred production expenses related to its Turkey operations of $2,255,333 (2023 - $2,538,593), depletion charges of $232,095 (2023 - $2,938,921), depreciation expense of $45,162 (2023 - $126,247) and asset retirement obligation accretion expense of $128,265 (2023 – $108,447). Production expenses showed a modest reduction. Depletion decreased by $2,706,826 as a result of the decrease in production levels, while depreciation expenses decreased due to the sale of equipment and reduction in office premises and equipment. The modest increase in accretion of asset retirement costs is due to new wells added during 2023.

For the six months ended June 30, 2024, the Company had general and administrative expenses of $3,419,947, compared to $4,024,641 for the six months ended June 30, 2023. The decrease is primarily due to a reduction in the staffing after the drilling program ended plus a reorganization of the Turkish offices and reduction in office premises.

Geological and geophysical expenses increased to $912,760 for the six months ended June 30, 2024 from $292,013 during the same period in 2023. This was due to increased activity to develop a plan for the water-logging issues and seismic work performed on the new Oil Block.

For the six months ended June 30, 2024, the Company recorded stock-based compensation of $368,825 compared to $1,150,833 for the six months ended June 30, 2023, related to the vesting of stock options and RSU’s. The decrease of $782,008 is primarily due to the issuance of 501,000 RSUs valued at $894,658 which were granted during the six months ended June 30, 2023 and vested immediately.

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Other Income (Expense)

For the six months ended June 30, 2024, the Company had other income of $8,388,895 compared to other expenses of $735,752 for the six months ended June 30, 2023. Other income for the six months ended June 30, 2024 consists mainly of a gain on net monetary position of $12,047,221 (2023 - $6,188,247). This is partially offset by a foreign exchange loss of $1,907,028 (2023 - $6,169,297), a finance cost of $1,280,130 (2023 – $790,171), and a loss recognized on the sale of oil and gas assets (tubing and casing) of $296,072 (2023 - $Nil). The increase in finance cost incurred in Q2 2024 is primarily related to interest and accretion recognized on debentures issued during Q2 2023. The foreign exchange loss is due to the further devaluation of the Turkish Lira during Q2 2024. The net monetary gain is a result of Turkey being designated a hyper-inflationary economy as of April 1, 2022 for accounting purposes, and in increase in the CPI of 25% during the six month ended June 30, 2024. There was a small gain recognized on the modification of a lease.

Total Assets

As at June 30, 2024, total assets increased by $5,521,156 from $58,610,428 as at December 31, 2023 to $64,131,584 as at June 30, 2024. The increase in total assets was primarily a result of an increase in oil and gas properties of $7,010,591 offset by a reduction in prepaid expenses and amounts receivable of $259,641 and $385,341, respectively. The increase in oil and gas assets is primarily due to the effect of hyperinflation, coupled with the continued work performed in the Company’s SASB fields in Turkey which was offset by the sale of oil and gas assets (tubing and casing) during the period.

Total Non-current Liabilities

Total non-current liabilities as at June 30, 2024 decreased by $8,744,093 from $18,603,260 as at December 31, 2023 to $9,859,167 as at June 30, 2024. The decrease in total non-current financial liabilities was primarily due to the reclassification of $10,102,627 in convertible debt from non-current to current, coupled by reductions in lease liabilities, and asset retirement obligations and offset by an increase in deferred tax liability of $1,720,528.

Reconciliation of Use of Proceeds from Financing Activities:

On May 22, 2024 the Company announced it intended to offer a non-brokered private placement for 15,000,000 units. Each unit consisted of 1 common shares at CAD$0.09 and a purchase share warrant for 1 share at CAD$0.18 exercisable for 2 years. The offering was subsequently increased in tranches to 30,000,000 units by 19th June 2024. All tranches of the private placement closed by 11th July 2024 with 26,847,863 units sold raising an aggregate of CAD$2,323,301 in proceeds net of cash finder’s fees of CAD$92,407.

Below is a reconciliation of the use of proceeds as incurred by the Company, which did not materially differ from the Company’s budgeted use of proceeds.

Expenditure	Amount CAD$

Payment of semi-annual interest on convertible debentures	905,265
Investor awareness programs	250,000
Working capital	1,168,036
Total	2,323,301

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Summary of Quarterly Results

The financial information in the following tables summarizes selected financial information for the Company for the last eight quarters which was derived from annual financial statements prepared in accordance with IFRS and are expressed in United States dollars.

	June 30, 2024 ($)	March 31, 2024 ($)	December 31, 2023 ($)	September 30, 2023 ($)
Revenue	1,243,119	1,321,945	2,722,489	5,028,124
Net Income (Loss)	349,748	1,319,856	(7,375,974)	7,387,866
Net Income (Loss) per share (basic and diluted)	0.00	(0.01)	(0.08)	0.09
Net and comprehensive income (Loss)	1,208,526	(1,671,966)	(5,925,933)	6,528,318

	June 30, 2023 ($)	March 31, 2023 ($)	December 31, 2022 ($)	September 30, 2022 ($)
Revenue	2,992,142	6,145,939	5,785,661	1,077,770
Net Income (Loss)	(2,280,386)	2,271,399	(1,771,950)	(2,464,875)
Net Income (Loss) per share (basic and diluted)	(0.03)	0.03	(0.02)	(0.03)
Net and comprehensive income (Loss)	(13,628,606)	2,969,187	(3,051,624)	(4,096,807)

Summary of Results During Prior Eight Quarters

Net income decreased for the three months ended June 30, 2024, by $970,108 compared to the three months ended March 31, 2023, from a net income of $1,319,856 to a net income of $349,748. The decrease is primarily due to a gain of $5,697,856 recognized in Q2 2024 as a result of hyperinflationary accounting compared to a gain of $6,349,365 in the three months ended March 31, 2024. Furthermore, a foreign exchange loss of $1,341,115 was recorded for the three months ended June 30, 2024 compared to a loss of $565,913 in the prior quarter. Furthermore, the Company earned $1,243,119 in revenues during the current quarter compared to $1,321,945 in the prior quarter. Additionally, the Company recorded deferred income tax expense of $1,067,016 in Q2 2024 compared to $854,952 in Q1 2024.

Net income increased for the three months ended March 31, 2024, by $8,695,830 compared to the three months ended December 31, 2023, from a net loss of $7,375,974 to a net income of $1,319,856. The increase is primarily due to a gain of $6,349,365 recognized in Q1 2024 as a result of hyperinflationary accounting compared to a gain of $1,845,256 in the three months ended December 31, 2023. Furthermore, a foreign exchange loss of $565,913 was recorded for the three months ended March 31, 2024 compared to a loss of $3,166,878 in the prior quarter. Furthermore, the Company earned $1,321,945 in revenues during the current quarter compared to $2,722,489 in the prior quarter. Additionally, the Company recorded deferred income tax expense of $854,952 in Q1 2024 compared to $1,860,326 in Q4 2023.

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Net loss increased for the three months ended December 31, 2023, by $14,763,840 compared to the three months ended September 30, 2023, from a net income of $7,387,866 to a net loss of $7,375,974. The increase is primarily due to a gain of $10,625,159 recognized in Q3 as a result of hyperinflationary accounting compared to a gain of $1,845,256 in the three months ended December 31, 2023. Furthermore, a foreign exchange loss of $3,166,878 was recorded for the three months ended December 31, 2023 compared to a loss of $1,892,112 in the prior quarter. Furthermore, the Company earned $2,722,489 in revenues during the current quarter compared to $5,028,124 in the prior quarter. Additionally, the Company recorded deferred income tax expense of $1,860,326 in Q4 2023; no tax expense was recognized for Q3 2023.

Net loss increased for the three months ended September 30, 2023, by $9,668,252 compared to the three months ended June 30, 2023, from a net loss of $2,280,386 to a net income of $7,387,866. The change is primarily due to a foreign exchange loss $1,892,112 recognized in Q3 of as a result of the weakening Turkish currency compared to the US dollar. Further, a gain of $10,625,159 was recognized during Q3 as a result of hyperinflationary accounting compared to a gain of $3,804,714 for the three months ended June 30, 2023.

Net loss increased for the three months ended June 30, 2023, by $4,551,785 compared to the three months ended March 31, 2023, from a net income of $2,271,399 to a net loss of $2,280,386. The change is primarily due a foreign exchange loss of $4,475,689 recognized in Q2 of as a result of the weakening Turkish currency compared to the US dollar.

Net income increased for the three months ended March 31, 2023, by $4,043,349 compared to the three months ended December 31, 2022, from a net loss of $1,771,950 to a net income of $2,271,399. The change is primarily due an impairment charge of $3,101,343 recognized in Q4 of 2022 on the Bulgaria license due to inactivity and to an increase in revenues during the quarter due to production increases at the SASB gas fields.

Net loss decreased for the three months ended December 31, 2022, by $692,925 compared to the three months ended September 30, 2022, from a net loss of $2,464,875 to a net loss of $1,771,950. The increase is primarily due to an increase in revenues during the quarter due to an increase in the price of oil and gas in 2022 compared to 2021 coupled with production increases at the SASB gas fields.

Net loss increased for the three months ended September 30, 2022, by $2,511,121 compared to the three months ended June 30, 2022, from a net income of $46,246 to a net loss of $2,464,875. The increase is primarily due to $1,410,291 in stock-based compensation recognized in the three months ended September 30, 2022 as a result of the grant of options and accrual of RSUs compared to $Nil for the three months ended June 30, 2022. This is coupled with a decrease of $420,203 in revenue as a result of reduced gas production in the month of September.

Liquidity and Capital Resources

The following table summarizes our liquidity position in USD:

	June 30, 2024	December 31, 2023
Cash	248,267	1,188,445
Working capital (deficit)	(25,776,584)	(12,929,942)
Total assets	64,131,584	58,610,428
Total liabilities	38,915,245	36,397,856
Stockholders’ equity (deficiency)	25,216,339	22,212,572

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As at June 30, 2024, working capital deficit was $25,776,584 in comparison to a working capital deficit of $12,929,942 as at December 31, 2023. The $12,846,642 increase in working capital deficit is primarily attributable to a decrease in cash of $940,178, the reclassification of $10,102,627 in convertible debt from non-current to current, and a reduction in accounts receivable by $385,341. The Company also saw an increase in accounts payable and accrued liabilities of $1,383,077.

The Company estimates that it will be required to raise further funds to cover its plan of operations over the next 12 months through debt or equity or a combination of both. See – “Subsequent Events” below.

Operating, Investing and Financing Activities

The chart below highlights the Company’s cash flows:

	June 30, 2024	June 30, 2023
Net cash provided by (used in):
Operating activities	(2,634,569)	1,138,295
Investing activities	(14,649)	(11,954,739)
Financing activities	1,495,876	10,538,731
Effect of exchange rate on cash and cash equivalents	213,164	49,432
Decrease in cash, cash equivalents, and restricted cash	(940,178)	(228,281)

Cash Used in Operating Activities

Net cash used in operating activities for the six months ended June 30, 2024, was $2,634,569, compared to $1,138,295 cash provided by operating activities for six months ended June 30, 2023. The current period net income of $1,669,604 was coupled with $3,406,992 in changes in working capital items and offset by $7,711,165 in net non-cash items for the six months ended June 30, 2024. This compares to a net income of $47,154, coupled with $2,557,749 in changes in working capital items for the six months ended June 30, 2023 and partially offset and $1,466,608 in net non-cash items.

Cash Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2024, was $14,649, compared to $11,954,739 used for the six months ended June 30, 2023. Oil and gas properties expenditures decreased to $777,361 from $17,416,289 in the comparative period and property and equipment expenditures decreased to $4,751 from $61,170 in the comparative period. During the six months ended June 30, 2024, the Company recognized $422,294 from proceeds on the sale of tubing and casing which is in accounts receivable as at June 30, 2024.

Cash Provided by Financing Activities

We have funded our business to date from sales of our common stock through private placements and loans from shareholders.

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Net cash provided by financing activities for the six months ended June 30, 2024, was $1,497,876, compared to cash provided by financing activities of $10,538,731 for the six months ended June 30, 2023. In the current period, cash from financing activities was primarily related to gross private placement proceeds of $1,624,996 offset by repayments to loans payable. In the comparative period cash from financing activities was primarily related to $10,548,185 in proceeds from convertible debenture financings, $304,051 in proceeds received from the exercise of options and warrants, $2,105,386 in funds from loans payables, offset by $2,437,162 in loan repayments.

Future Operating Requirements

Our current plan of operation is to increase production from the SASB field through artificial lift and smaller production tubing to ramp up cashflow to use cashflow to improve working capital. The funding for this plan and to pay down accounts payable will come from existing revenues streams, proceeds from sale of excess inventory from the previous drilling program and proceeds from sale of Cendere field. Through the same of inventory and Cendere oil field sale, the Company believes this will be sufficient to improve working capital to a management level. The Company currently is open to receiving a bank loan or other long-term debt instruments to improve cashflow.

Once we have brought production levels up to the anticipated levels we shall plan the continuation of drilling production wells extensions at SASB to increase gas production, if and when cash is available. Each sidetrack well is expected to cost US $2.5 -$4 million net to Trillion. Up to 10 sidetracks will be drilled, if and when cash is available from operations. As each of the wells is expected to generate cashflow as they are brought online and as cash receipts from production are obtained on a monthly basis, our cash position will be enhanced and capital outlays will be covered, such that increasing sales revenue will contribute positively to the Company’s working capital and future anticipated capital expenditures.

Subject to receiving additional funding, we also plan pursue drilling and exploration in in South-eastern Turkey.

As of June 30, 2024, the Company had unrestricted cash of $248,267 and current liabilities of $29,056,078 which is not sufficient to cover its plan of operations over the next 12 months and accordingly, the Company anticipates entering into shares for debt settlement agreements, exploring additional financing opportunities and selling inventory to raise further funds in the short term.

Subsequent to June 30, 2024, the Company closed private placements to raise CAD$193,500 through sale of 2,150,000 units at CAD$0.09. Each unit consists of 1 common share and a two year warrant exercisable at CAD$0.18 per share.

Transactions with Related Parties

As required under IAS 24, related party transactions include compensation paid to the Company’s CEO, COO, Executive Chairman, and CFO as well as to the remaining board members as part of the ordinary course of the Company’s business.

The Company is of the view that the amounts incurred for services provided by related parties approximate what the Company would incur to arms-length parties for the same services. Compensation paid to key management is as follows:

	Period Ended
	Six Months June 30 2024	Six Months June 30 2023
Stock Based Compensation	$289,364	$881,394
Management Wages	377,399	413,306
Consulting Fees	219,020	-
Director’s Fees	67,200	81,600
Total Management Compensation	$952,983	$1,376,300

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At June 30, 2024, accounts payable and accrued liabilities included $112,829 (December 31, 2023 - $115,526) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

At June 30, 2024, prepaid expenses included $49,572 (December 31, 2023 - $Nil) paid to related parties.

During the six months ended June 30, 2024, the Company issued 1,509,610 shares to directors for services performed and for RSU’s which were granted and vested in previous periods.

During the six months ended June 30, 2024, the Company issued 4,906,847 shares (2023 – 80,000) and 4,076,302 units (2023 – Nil) with a fair value of $836,921 (2023 - $115,304) and $327,388 (2023 - $Nil), respectively, to related parties of the Company to settle accounts payable of $800,958 (2023 - $118,261) and obligation to issue shares of $146,401 (2023 - $Nil) and recognized a loss on settlement of $216,951 (2023 – gain of $2,957).

As at Jume 30, 2024, loans payable included CAD$250,400 (USD$183,046) (December 31, 2023 - CAD$402,115 (USD$420,281)) due to related parties. The note payable is unsecured, bears interest at 6% per annum and matures on December 31, 2024.

Risk Management

The Company is exposed to varying degrees to a variety of financial instrument and other risks:

Foreign currency risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company and its subsidiaries are exposed to currency risk as it has transactions denominated in currencies that are different from their functional currencies. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

As at June 30, 2024, the Company’s significant foreign exchange currency exposure on its financial instruments, expressed in USD was as follows:

If the CAD strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss by $1,260,732 at June 30, 2024 (December 31, 2023 - $954,252).

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents and amounts receivable which consists primarily of trade receivables and notes and amounts receivable for equity issued. The Company limits its exposure to credit loss on cash and cash equivalents by placing its cash with a high-quality financial institution. Exposure to credit loss notes and amounts receivable for equity issued is limited by entering into these types of transactions with related parties and entities that are well known to the Company.

The Company only has two customers. The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers. One of the customers is the largest oil refinery in Turkey. The other customer provides letters of credit to be used by the Company in the event of default. As at June 30, 2024, all of the Company’s trade receivables are current (< 30 days outstanding).

The Company’s maximum credit exposure is $1,467,923 (December 31, 2023 - $2,848,457).

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Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate because of changes in market interest rates. The interest earned on cash is insignificant and the Company does not rely on interest income to fund its operations. The Company does not have significant debt facilities with variable interest rates and is therefore not exposed to interest rate risk.

Liquidity risk

Liquidity risk arises from the Company’s general and capital financing needs. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities, when feasible. The Company anticipates increases in revenue in future periods resulting from the completion of an additional well subsequent to the period end. Historically, the Company’s sources of funding has been through equity and debt financings. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant debt or equity funding.

General risks

Petroleum and natural gas exploration and production can involve environmental risks such as litigation, physical and regulatory risks. Physical risks include the pollution of the environment, climate change and destruction of natural habitat, as well as safety risks such as personal injury. The Company works hard to identify the potential environmental impacts of its new projects in the planning stage and during operations. The Company conducts its operations with high standards in order to protect the environment, its employees and consultants, and the general public. We maintain current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities could reduce or eliminate its available funds or could exceed the funds the Company has available and result in financial distress.

Climate change risks

Our exploration and production infrastructure and other operations and activities emit greenhouse gasses (“GHG”) which may require us to comply with federal and/or provincial GHG emissions legislation. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place to prevent climate change or mitigate our effects. The direct or indirect costs of compliance with GHG-related regulations may have a material adverse effect on our business, financial condition, results of operations and prospects. Some of our significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage GHG emissions. In addition, climate change has been linked to long-term shifts in climate patterns and extreme weather conditions both of which pose the risk of causing operational difficulties.

Off-Balance Sheet Arrangements

During 2018 the Company entered into an agreement to grant to a consultant of the Company a 2% (two percent) gross overriding royalty on petroleum substances produced from certain of its currently undeveloped exploration properties, namely: Block 1-11 Vranino situated in Dobrich District, Bulgaria. The Grant of the royalty agreement was for services involving technical and corporate advisory services

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Disclosure of Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares of which 155,882,516 were issued and outstanding as of June 30, 2024. As of the date of this MD&A, the total number of outstanding common shares was 158,032,516.

As at June 30, 2024, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Outstanding	Exercise Price	Expiry Date	Vested
620,000	0.75 CAD	September 19, 2024	620,000
64,000	0.40 CAD	July 31, 2025	64,000
50,000	1.50 CAD	July 26, 2025	50,000
50,000	1.90 CAD	June 6, 2026	50,000
150,000	2.20 CAD	October 27, 2025	150,000
70,000	2.20 CAD	December 9, 2024	70,000
50,000	2.20 CAD	December 9, 2025	50,000
200,000	0.30 CAD	January 2, 2027	100,000
200,000	0.20 CAD	February 12, 2027	200,000
250,000	0.20 CAD	February 15, 2027	250,000
500,000	0.25 CAD	February 28, 2027	250,000
2,450,000	0.20 CAD	March 8, 2027	2,450,000
4,654,000			4,304,000

As of the date of this MD&A, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Outstanding	Exercise Price	Expiry Date	Vested
620,000	0.75 CAD	September 19, 2024	620,000
64,000	0.40 CAD	July 31, 2025	64,000
50,000	1.50 CAD	July 26, 2025	50,000
50,000	1.90 CAD	June 6, 2026	50,000
150,000	2.20 CAD	October 27, 2025	150,000
70,000	2.20 CAD	December 9, 2024	70,000
50,000	2.20 CAD	December 9, 2025	50,000
200,000	0.30 CAD	January 2, 2027	150,000
200,000	0.20 CAD	February 12, 2027	200,000
250,000	0.20 CAD	February 15, 2027	250,000
500,000	0.25 CAD	February 28, 2027	250,000
2,450,000	0.20 CAD	March 8, 2027	2,450,000
8,800,000	0.14 CAD	August 12, 2029	8,800,000
13,454,000			13,154,000

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As at June 30, 2024, the following warrants were outstanding, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Outstanding	Exercise Price	Expiry Date
12,529,690	2.50 CAD	June 29, 2025
300,288	1.55 CAD	June 29, 2025
300,000	2.50 CAD	April 20, 2025
2,101,727	0.30 CAD	November 28, 2025
13,232,373	0.18 CAD	May 28, 2026
554,002	0.09 CAD	May 28, 2026
6,142,223	0.18 CAD	May 31, 2026
362,250	0.09 CAD	May 31, 2026
1,532,478	0.18 CAD	June 10, 2026
39,095	0.09 CAD	June 10, 2026
2,262,778	0.18 CAD	June 19, 2026
60,900	0.09 CAD	June 19, 2026
8,472,601	0.18 CAD	June 28, 2026
47,890,405

As of the date of this MD&A, the following warrants were outstanding, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Outstanding	Exercise Price	Expiry Date
12,529,690	2.50 CAD	June 29, 2025
300,288	1.55 CAD	June 29, 2025
300,000	2.50 CAD	April 20, 2025
2,101,727	0.30 CAD	November 28, 2025
13,232,373	0.18 CAD	May 28, 2026
554,002	0.09 CAD	May 28, 2026
6,142,223	0.18 CAD	May 31, 2026
362,250	0.09 CAD	May 31, 2026
1,532,478	0.18 CAD	June 10, 2026
39,095	0.09 CAD	June 10, 2026
2,262,778	0.18 CAD	June 19, 2026
60,900	0.09 CAD	June 19, 2026
8,472,601	0.18 CAD	June 28, 2026
2,000,000	0.18 CAD	July 03, 2026
150,000	0.18 CAD	July 05, 2026
10,500	0.09 CAD	July 05, 2026
50,050,905

Critical Accounting Policies and Estimates

Our condensed consolidated interim financial statements and accompanying notes have been prepared in accordance with IFRS. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

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We regularly evaluate the accounting policies and estimates that we use to prepare our consolidated financial statements. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

We believe that our critical accounting policies and estimates include the following:

Revenue Recognition

Revenue from Contracts with Customers

The Company recognizes revenue when it satisfies its performance obligation(s) by transferring control over a product to a customer. Revenue is measured based on the consideration the Company expects to receive in exchange for those products.

Performance Obligations and Significant Judgments

The Company sells oil and natural gas products in Turkey. The Company enters into contracts that generally include one type of distinct product in variable quantities and priced based on a specific index related to the type of product.

The oil and natural gas are typically sold in an unprocessed state to processors and other third parties for processing and sale to customers. The Company recognizes revenue at a point in time when control of the oil is transferred. For oil sales, control is typically transferred to the customer upon receipt at the wellhead or a contractually agreed upon delivery point. Under the Company’s natural gas contracts with processors, control transfers upon delivery at the wellhead or the inlet of the processing entity’s system. For the Company’s other natural gas contracts, control transfers upon delivery to the inlet or to a contractually agreed upon delivery point. In the cases where the Company sells to a processor, the Company has determined that the Company is the principal in the arrangement and the processors are the Company’s customers. The Company recognizes the revenue in these contracts based on the net proceeds received from the processor.

For the Company’s product sales that have a contract term greater than one year, the Company uses the practical expedient in IFRS 15 Paragraph 121(a) which states the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to an unsatisfied performance obligation. Under these sales contracts, each unit of product represents a separate performance obligation; therefore, future volumes are unsatisfied, and disclosure of the transaction price allocated to remaining performance obligations is not required. The Company has no unsatisfied performance obligations at the end of each reporting period.

The Company does not believe that significant judgments are required with respect to the determination of the transaction price, including any variable consideration identified. There is a low level of uncertainty due to the precision of measurement and use of index-based pricing with predictable differentials. Additionally, any variable consideration identified is not constrained.

Amounts Receivable

Amounts receivable consist of oil and gas receivables. The Company has classified these as short-term assets in the balance sheet because the Company expects repayment or recovery within the next 12 months. The Company evaluates these accounts receivable for collectability and, when necessary, records allowances for expected unrecoverable amounts. The Company deems all accounts receivable to be collectable and has not recorded any allowance for doubtful accounts.

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Exploration and Evaluation Assets

Pre-license exploration costs are recognized in the consolidated statement of operations and comprehensive loss as incurred.

The costs to acquire non-producing oil and gas properties or licenses to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as exploration and evaluation assets.

Exploration and evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to exploration expense.

Exploration and evaluation assets are not subject to depreciation, depletion and amortization.

When management determines with reasonable certainty that an exploration and evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to oil and gas properties.

Oil and gas properties

Oil and gas properties (“O&G”) include development and productions costs, less accumulated depletion and depreciation and accumulated impairment loss. O&G are grouped into cash generating units for impairment testing. The Company has grouped its O&G into two CGUs: the Cendere Oil Field and SASB Gas Field.

When significant parts of an item of O&G have different useful lives, they are accounted for as separate items (major components).

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of O&G are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized items generally represent costs incurred in developing proved and/or probable reserves and bringing on or enhancing production from such reserves and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of oil ang gas properties are recognized in profit or loss as incurred.

The net carrying value of oil and gas properties is depleted using the unit-of-production method by reference to the ratio of production in the year to the related proved reserves, taking into account estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reservoir engineers at least annually.

Stock-based compensation

Under the company’s share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. The Company grants restricted share units (“RSUs”) and stock options to directors, officers, employees, and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services like those performed by an employee.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted, using the Black Scholes valuation model. The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”). For cash settled share-based compensation, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

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The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period, and the corresponding amount is represented in contributed surplus. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated statements of loss.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original terms of the award are met. An additional expense or its reduction is recognized for any modification which increases or decreases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification. Where an award is cancelled by the Company or the counterparty, any remaining element of the fair value of the award is expensed immediately or reversed through profit or loss, depending on the type of cancellation. The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share whereas anti-dilutive options are ignored.

Consideration paid to the Company on exercise of hare-based awards is credited to share capital and the associated amount in option reserve is reclassified to share capital.

Unit Offerings

Common shares are classified as equity. Proceeds from unit placements are allocated between shares and warrants issued using the residual method. The residual method first allocates fair value to the component with the best evidence of fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares, measured on date of issue, was determined to be the component with the best evidence of fair value. The balance, if any, was allocated to the attached warrants. Costs directly identifiable with share capital financing are charged against share capital. If the subscription is not funded upon issuance, the Company records a receivable as a contra account to shareholders’ equity.

Hyperinflation in a subsidiary’s functional currency

IAS 29 provides guidance on when a hyperinflation economic environment exists. When hyperinflation is deemed to exist, the subsidiary’s financial statements are first restated before being translated into the consolidated financial statements. Comparative amounts are excluded from the restatement requirement when the presentation currency of the ultimate financial statements into which they will be included (USD) is non-hyperinflationary.

Monetary items are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. Certain non-monetary items are carried at amounts current at the end of the reporting period, such as net realizable value and fair value, so they also are not restated. All other non-monetary assets and liabilities are restated in their functional currency so that all the items presented are equivalent to their current purchasing power at the end of the current reporting period. A non-monetary item once restated, in accordance with the appropriate IFRS’s, cannot exceed its recoverable amount.

Assets Held For Sale

Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable, the asset is available for immediate sale in its present condition and the sale is expected to be completed within one year from the date of classification.

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Non-current assets held for sale are presented separately in current assets within the consolidated statements of financial position. Assets held for sale are measured at the lower of carrying amount and fair value less cost to sell, and are not depreciated, depleted or amortized. An impairment loss is recognized for any initial or subsequent write-down of the assets held for sale to fair value less costs to dispose. The comparative period consolidated statement of financial position is not restated.

Commitments and Contingencies

Close-out Fund:

During 2023, the Company and TPAO agreed to establish a close out-fund (the “Close-Out Fund”) in a US dollar bank account. The company has committed to contribute to the Close-Out Fund and is required to deposit 10% of natural gas revenue from the SASB project into the Close-Out Fund until an amount agreed to by both parties is attained. The amount accumulated in the Close-Out Fund will not be used for any purpose other than to cover the cost of close-out of the SASB project. As at June 30, 2024, the Company share of the Close-Out Fund amounted to $467,278 (December 31, 2023 - $371,124).

Arbitration

The Company through its’ subsidiary PPE Turkey has advanced arbitration against an offshore drilling rig contractor for $20.3 million for gross negligent and breach of contact involving health and safety issues during the prior year drilling program resulting in loss and damages to Company (the “Trillion Losses”). Liability is not admitted, the litigation is at the inception, and thus, legal counsel has advised that is it too soon to predict the outcome or the quantum of damages that will be assessed. The Company is confident that its case has merit. In the same arbitration action as above, the Company through its’ subsidiary PPE Turkey is defending an action brought by the same drilling contractor, for drilling services ($3m) and lost profits ($2m) seeking $5 million total. As limited disclosure has occurred at this time, and the litigation is at its inception, legal counsel has been unable to provide an opinion on the merits of the action or defenses.

In accordance with guidance for contingent assets and liabilities, no provision for any potential recovery of the Trillion Losses will be made until recovery is virtually certain. If the Company’s claim is successful, the award will exceed the amount, if any, that is payable to the drilling contractor in its claim, notwithstanding the same, the Company has evaluated the two competing actions separately. As such, the Company has recorded an amount in accounts payable and accrued liabilities for the disputed drilling services for $3 million, and has not yet recorded, due to the status of its arbitration claim, any asset amount for its $20.3 million claim against the drilling contractor. Once legal opinion as to the likely outcome has been obtained, the Company intends to revise the contingent amounts.

Maturity date of TR1 Master Fund loans

The Company has two loan agreements dated July 1, 2023 with TR1 Master Fund whereby the Company owes $2,982,000 in principal and accrued interest as at June 30, 2024. An agent for the receiver of TR1 Master Fund has demanded payment of the loans as the loans indicate that they were due on December 31, 2023. The Company is claiming that the principal of TR1 Master Fund agreed to extend the loans to December 31, 2024. Negotiations on repayment of the loans with the agent of the receiver for TR1 Master Fund are ongoing.

Subsequent Events

On July 3, 2024, the Company issued 2,000,000 units at CAD$0.09 per unit for gross proceeds of CAD$180,000. Each unit comprises one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share for CAD$0.18 for two years from the date of the closing of the offering.

On July 5, 2024, the Company issued 150,000 units at CAD$0.09 per unit for gross proceeds of CAD$13,500. Each unit comprises one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share for CAD$0.18 for two years from the date of the closing of the offering. Cash finder’s fee of CAD$945 were paid and 10,500 finder’s warrants were issued. The finder’s warrants are exercisable into one common share at CAD$0.09 for two years from the closing of the offering.

On August 12, 2024, the Company issued 8,800,000 Options to directors, management and key consultants. These options expire on August 12, 2029 and are exercisable at CAD$0.14 per share.

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